April 17, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver’s Metallurgical Test Results Indicate
Silver Recoveries Approaching 90%

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received results from the first laboratory testing program to investigate the mineral processing characteristics of the La Preciosa silver deposit. The results indicate that metallurgical recovery of silver from the La Preciosa silver deposit will approach 90%.

Gary Hawthorn, P. Eng, President of Westcoast Mineral Testing Inc. adds, “These are the best silver recovery results that I’ve ever seen when utilizing the cyanidation process on Mexican silver deposits.”

Orko provided 5 composites from drill core assay rejects to Westcoast Mineral Testing Inc. of North Vancouver, BC, from which a single master composite, grading a nominal 0.4 g/t Au and 300 g/t Ag was prepared.

Three cyanidation tests were then completed by Process Research Associates (PRA) of Richmond, BC. The first test determined that cyanidation is an effective processing option for this deposit. The next two tests evaluated cyanide concentration and grind. The cyanidation testing reported the following:

·

A medium fine grinding is required to adequately expose the precious metals for cyanidation. The optimum has not yet been determined but it would appear to be about P80 = 100 microns, or 70 % passing 200 mesh.

·

The tests also indicate that the optimum cyanide concentration will be in the range of 1 – 2 g/l. This is reflected by a cyanide consumption of about 2.3 kg/t.

·

Under these conditions, 88% silver and 75% gold extractions can be expected.

·

The data suggests that finer grinding will increase the silver recovery to approximately 90%.

Flotation concentration reported only 73.5% silver and 44.0% gold recovery from the master composite. The data from this single test indicated that flotation is unlikely to be a desirable processing option, so future testing will investigate only cyanidation.

This initial laboratory testing program has adequately defined the processing parameters for the submitted samples, so that the exploration program can proceed with the knowledge that the material can be processed in a conventional agitation cyanidation circuit.

The initial laboratory testing shows an improvement of 5% in silver recovery compared with historical data available from Luismin which indicated initial recoveries of 85% silver and 75% gold. Elsewhere in Mexico, other silver companies report recoveries of 50% - 90%, the La Preciosa results appear to be comparable with some of the better metallurgical recoveries reported.

As the exploration program advances, additional bench scale testing will be completed to determine the universality of these results and to evaluate other processing characteristics to confirm that the silver recovery will achieve 90% recovery or better.

The technical content of this news release has been prepared by Gary Hawthorn, P.Eng, an independent Qualified Person as defined by NI 43-101.

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews04172008.pdf

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 4 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or

Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .